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                                Ropes & Gray
                          One International Place
                             Boston, MA  02110


                                                           January 25, 2000



Loomis Sayles Investment Trust
One Financial Center
Boston, MA  02111

Ladies and Gentlemen:

     We are furnishing this opinion in connection with the proposed offer and sale by Loomis Sayles Investment Trust, a Massachusetts business trust (the "Trust"), of shares of beneficial interest ("Shares") of its Loomis Sayles California Tax-Free Income Fund, Loomis Sayles Core Fixed Income Fund, Loomis Sayles Fixed Income Fund, Loomis Sayles High Yield Fixed Income Fund, Loomis Sayles Intermediate Duration Fixed Income Fund, Loomis Sayles Investment Grade Fixed Income Fund, Loomis Sayles Provident Fund, Loomis Sayles Small Company Growth Fund, and Loomis Sayles Small Company Value Fund (each a "Fund") pursuant to Registration Statement No. 333-22931 on Form N-1A (the "Registration Statement") under the Securities Act of 1933, as amended.

     We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of Shares. We have examined the Trust's By-Laws and its Agreement and Declaration of Trust on file in the office of the Secretary of the Commonwealth of Massachusetts and such other documents as we deem necessary for the purposes of this opinion.

     We assume that upon each sale of Shares the Trust will receive the net asset value thereof.

     Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares of each Fund, and that, when such Shares are issued and sold and the authorized consideration therefor is received by the Trust, such Shares will be validly issued, fully paid and nonassessable by the Trust.

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Loomis Sayles Investment Trust       -2-                     January 25, 2000



     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his or her having been a shareholder of that series. Thus, the risk of shareholder liability is limited to circumstances in which that series itself would be unable to meet its obligations.

     We consent to the filing of this opinion as an exhibit to the Registration Statement.



                               Very truly yours,

                               ROPES & GRAY

                               Ropes & Gray